SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as amended to date, (the “Statement”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

On June 9, 2014, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (together, the “Carlyle Entities”) terminated the share purchase agreement (the “SPA”) with Great Essential Investment, Ltd. (“Great Essential”), dated as of August 25, 2013, pursuant to the terms as set forth in the SPA. Pursuant to the SPA, the Carlyle Entities agreed to sell to Great Essential and Great Essential agreed to buy from the Carlyle Entities a total of 12,465,938 shares of common stock of the Issuer in two tranches, representing the Carlyle Entities’ entire share ownership in the Issuer, at a total purchase price of $21,815,391.50. The SPA remains in effect so far as it relates to the obligation of the Carlyle Entities to sell and Great Essential to purchase the first tranche of shares, consisting of 1,142,857 shares in the Issuer.

Except as otherwise set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented by the following:

Item 4 above summarizes the termination of the SPA in accordance with its terms and is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated September 11, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012)

24	Power of Attorney (incorporated by reference to Exhibit 24 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CAGP LTD.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director